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05035988

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549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/03/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Simmons First Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8315 Cantrell Road, Suite 200
(No. and Street)

Little Rock (City) Arkansas (State) 72227 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Grace Hobbs 501-223-4301 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

400 West Capitol, Suite 2500 (Address) Little Rock (City) Arkansas (State) 72201 (Zip Code)

PROCESSED MAR 15 2005 THOMSON FINANCIAL

RECD S.E.C. FEB 25 2005

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Johnson, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Simmons First Investment Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STELLA M. BOGAN NOTARY PUBLIC PULASKI COUNTY, AR My Comm. Expires 05 - 08 - 2006

Signature

President & CEO

Title

Stella M. Bogan

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Simmons First Investment Group, Inc.
December 31, 2004

Contents

Independent Accountants' Report

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

We have audited the accompanying statement of financial condition of Simmons First Investment Group, Inc. (a wholly-owned subsidiary of Simmons First National Bank) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Simmons First Investment Group, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Little Rock, Arkansas
January 20, 2005

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479 452-1040 Fax 479 452-5542

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501 372-1040 Fax 501 372-1250

200 E. 11th Avenue
P.O. Box 8306
Pine Bluff, AR 71611-8306
870 534-9172 Fax 870 534-2146

Simmons First Investment Group, Inc.
Statement of Financial Condition
December 31, 2004

Assets

Cash	$	40,125
Deposits with clearing organization (cash only)		50,000
Securities owned at market value		4,854,350
Income taxes receivable from affiliate		15,029
Receivable from clearing organization		12,973
Other assets		35,585
Total assets	$	5,008,062

Liabilities and Stockholder's Equity

Liabilities		
Payable to clearing organization	$	652
Accounts payable and accrued expenses		2,282
Total liabilities		2,934
Stockholder's equity		
Common stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		4,999,990
Retained earnings		5,128
Total stockholder's equity		5,005,128
Total liabilities and stockholder's equity	$	5,008,062

Simmons First Investment Group, Inc.
Notes to Financial Statement
December 31, 2004

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company (a wholly-owned subsidiary of Simmons First National Bank (the Bank), which is a wholly-owned subsidiary of Simmons First National Corporation (the Corporation)) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises of services, including principal transactions, agency transactions and participation in syndicate and selling group of various underwriting activities. The Company earns its revenue primarily from the sale of fixed-income securities, i.e., U.S. government securities, U.S. agency securities, municipal securities, corporate bonds and money market instruments to both institution and individual customers.

The Company's Articles of Incorporation were filed with the State of Arkansas on August 22, 2003. The Company was funded on February 3, 2004. The Company was granted membership with NASD on July 30, 2004, however, actual broker-dealer operations did not commence until December 1, 2004.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is also subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and securities segregated under federal and other regulations are not considered as a cash equivalent for purposes of the statement of cash flows because such assets would be segregated for the benefit of customers only. At December 31, 2004, no amounts were required to be segregated pursuant to federal and other regulations.

Securities Transactions

Trading activities are engaged in by the Company both for its own account and on behalf of its customers and are recorded on the trade date as is they settled. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Quoted market prices, when available, are used to determine the fair value of trading instruments. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection, and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealer.

Commissions

Customer's securities transactions are reported on a settlement date basis with related commission revenue and related expenses recorded on a trade date basis.

Income Taxes

The Company participates in the filing of a consolidated income tax return with its parent company, Simmons First National Bank, and its parent Simmons First National Corporation and other affiliated companies. Each member's tax is computed on a separate return basis.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Employee Benefit Plans

At December 31, 2004, the Company participates in both a 401(k) retirement plan and a profit sharing plan of the Corporation.

Simmons First Investment Group, Inc.
Notes to Financial Statement
December 31, 2004

Note 2: Securities Owned

The fair value of securities owned are as follows:

U.S. government and agency securities	$	4,694,850
Money market funds		159,500
Total	$	4,854,350

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for 12 months after commencing business as a broker or dealer. At December 31, 2004, the Company had:

Net capital, as defined	$	4,736,108
Required net capital		(250,000)
Excess net capital	$	4,486,108
Ratio of aggregate indebtedness to net capital		0.0007 to 1

Note 4: Related Party Transactions

The Company has entered into agreements with the Bank where the Bank has agreed to provide various services for the Company and the Company has agreed to reimburse the Bank for its costs of those services and for its portion of rent expense in 2004. At December 31, 2004, the Company had $529 payable to the Bank, which is included in total accounts payable.